Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Board of Directors

Accelerize New Media, Inc.

We consent to the use of our report dated March 25, 2014 with respect to the consolidated balance sheets of Accelerize New Media, Inc. as of December 31, 2013 and 2012 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2013, which report appears in the December 31, 2013 Annual Report on SEC Form 10-K of Accelerize New Media, Inc. incorporated by reference herein, and to the reference to our firm under the heading “Experts” in the Registration Statement on Form S-3.

/s/ RBSM LLP

New York, New York

April 25, 2014